Filed Pursuant to Rule 433

Registration No. 333-183442

Free Writing Prospectus dated September 25, 2012

DTE Energy Company

PRICING TERM SHEET

$200,000,000 2012 Series C 5.25% Junior Subordinated Debentures due 2062

Issuer:	DTE Energy Company
Security:	2012 Series C 5.25% Junior Subordinated Debentures due 2062 (the “Junior Subordinated Debentures”)
Format:	SEC Registered
Size:	$200,000,000
Over-allotment Option:	None
Maturity Date:	December 1, 2062
Coupon:	5.25%
Interest Payment Dates:	March 1, June 1, September 1 and December 1, commencing on December 1, 2012
Interest Deferral:	Up to 20 consecutive quarters; deferred interest will accrue and compound quarterly at an annual rate of 5.25%, as permitted by law
Price to Public:	$25
Par Call:	At any time, in whole or from time to time in part, on or after December 1, 2017, at 100% plus accrued and unpaid interest to but excluding the redemption date
Tax Event Call:	At any time prior to December 1, 2017, in whole but not in part, at 100% plus accrued and unpaid interest to but excluding the redemption date
Rating Agency Call:	At any time prior to December 1, 2017, in whole but not in part, at 102% plus accrued and unpaid interest to but excluding the redemption date
Use of Proceeds:	Total net proceeds from the sale of the Junior Subordinated Debentures, after deducting our expenses and the underwriting discount, are expected to be approximately $193 million. We expect to use the net proceeds to pay a portion of the purchase price for a portfolio of on-site energy projects, primarily located in the Midwest, for which we executed a purchase agreement in July 2012; to repay short-term borrowings, which have an average interest rate of approximately 0.40% and maturities under 30 days; and for general corporate purposes.
Trade Date:	September 25, 2012
Settlement Date:	T+4; October 1, 2012
Expected Listing:	NYSE
CUSIP / ISIN:	233331 701/US2333317012
Denominations:	$25 and integral multiples thereof
Anticipated Ratings*:	Baa3/BBB-/BB+ (Moody’s/S&P/Fitch)
Joint Book-Running Managers:	Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated UBS Securities LLC Wells Fargo Securities, LLC
Co-Managers:	BNY Mellon Capital Markets, LLC Comerica Securities, Inc. Deutsche Bank Securities Inc. Mitsubishi UFJ Securities (USA), Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-877-858-5407, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322, UBS Securities LLC at 1-877-827-6444, ext. 561 3884 or Wells Fargo Securities, LLC at 1-800-326-5897.